UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 30 May 2025

Commission File Number: 001-14958

NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 30 May 2025 — Completion of sale of National Grid Renewables

Exhibit 99.1

30 May 2025

National Grid plc

Completion of sale of National Grid Renewables

National Grid plc ("National Grid") is pleased to announce that it has completed the sale of its National Grid Renewables business to Brookfield Asset Management and its institutional partners including Brookfield Renewable Partners.

About National Grid plc

National Grid lies at the heart of a transforming energy system, pioneering ways to build the reliable and resilient networks of the future. We power the lives of millions of people across the UK and the US, moving energy from where it's made to the homes and businesses that need it, every single day. We also drive change through engineering innovation and by incubating new ideas with the power to revolutionise our industry.

As one of the largest publicly listed energy network companies in the world, National Grid is committed to delivering secure, affordable, and clean energy for our customers while supporting economic growth in the communities we serve.

Enquiries and contacts
Investors and Analysts

Angela Broad	+44 (0) 7825 351 918
Tom Edwards	+44 (0) 7733 313 406
Cerys Reece	+44 (0) 7860 382 264

Media

Tom Dooks	+44 (0) 7701 276 607
Molly Gilson	+ 1 781-249-7706

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 30 May 2025